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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 01 2007 WASHINGTON DC SECTION

SEC FILE NUMBER
8- 43949

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2170 West State Road 434, Suite 100
(No. and Street)

Longwood	FL	32955
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Matthew (407)774-1300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller, Ellin & Company, LLP
(Name – *if individual, state last, first, middle name*)

750 Lexington Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Matthew, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Financial Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title



Darlene Cunningham
My Commission DD246030
Expires September 01, 2007

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Empire Financial Group, Inc.
Longwood, Florida

We have audited the accompanying statement of financial condition of Empire Financial Group, Inc. (a wholly-owned subsidiary of Empire Financial Holding Company) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended for filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Empire Financial Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule I7a-5 Under the Securities Exchange Act of 1934. Such information, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2007

EMPIRE FINANCIAL GROUP, INC.
(WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash and cash equivalents	$ 798,408
Marketable securities owned, at market value	4,850,380
Commissions receivable from clearing organization	998,910
Other receivables	584,892
Deposits at clearing organization	1,533,774
Securities not readily marketable, at estimated fair value	872,285
Cash in escrow	350,000
Furniture and equipment, net	330,476
Prepaid expenses and other assets	598,722
Due from Parent	878,647
Notes receivable	4,792,578
Deferred tax assets	1,373,000
Total assets	$ 17,962,072
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to clearing organization	$ 2,161,881
Accounts payable, accrued expenses and other liabilities	1,467,675
Securities sold, but not yet purchased, at market value	1,399,230
Due to affiliated company	198,796
Total liabilities	5,227,582
Commitments and Contingencies	
Stockholder's equity:	
Voting common stock, par value $10.00 per share; 1,000 shares authorized, issued and outstanding	10,000
Non-voting common stock, par value $.001 per share; 500,000 shares authorized, 200,000 shares issued and outstanding	200
Additional paid-in capital	10,243,495
Retained earnings	2,480,795
Total stockholder's equity	12,734,490
Total liabilities and stockholder's equity	$ 17,962,072

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions and fees	$16,804,858
Trading income	11,112,539
Investment banking income	3,475,624
	31,393,021
Expenses:	
Employee compensation and benefits	9,943,676
Clearing and execution costs	16,201,037
General and administrative	3,215,795
Communications and data processing	339,950
	29,700,458
Income from operations	1,692,563
Other income (expenses)	
Interest income	431,942
Interest expense	(5,348)
	426,594
Income before income taxes	2,119,157
Income taxes	(856,000)
Net income	$1,263,157

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Voting Common stock		Non-voting Common stock		Additional Paid-in	Retained	Total stockholder's
	Shares	Amount	Shares	Amount	Capital	earnings	equity
Balances, January 1, 2006 (as previously reported)	1,000	$10,000	200,000	$200	$5,089,495	$1,217,638	$6,317,333
Capital contributions					5,154,000		5,154,000
Net income						1,263,157	1,263,157
Balances, December 31, 2006	1,000	$10,000	200,000	$200	$10,243,495	$2,480,795	$12,734,490

The accompanying notes are an integral part of these financial statements

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY-OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$1,263,157
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation and amortization	121,861
Unrealized net gain on securities	(448,383)
Unrealized gain on warrants	(872,285)
Stock compensation expense	134,435
(Increase) decrease in operating assets:	
Commissions receivable from clearing organizations	(1,031,987)
Deposits at clearing organizations	(362,587)
Marketable trading account securities, net	537,453
Non marketable trading account securities, net	165,909
Due from employees and officers	(132,579)
Prepaid expenses and other assets	(72,697)
Due from parent and affiliated company	(675,663)
Deferred income taxes	552,000
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	(602,163)
Cash used by operating activities	(1,423,529)
Cash flows from investing activities:	
Purchases of furniture and equipment	(253,417)
Issuance of notes receivable	(3,993,791)
Payments on notes receivable	992,781
Total cash used by investing activities	(3,254,427)
Cash flows from financing activities:	
Capital contributions	5,154,000
Total cash provided by financing activities	5,154,000
Net increase in cash and cash equivalents	476,044
Cash and cash equivalents at beginning of period	322,364
Cash and cash equivalents at end of year	$798,408
Supplemental cash flow information:	
Cash paid during the year for interest	$4,808

The accompanying notes are an integral part of these financial statements

1. BUSINESS

Empire Financial Group, Inc. (the "Company"), was incorporated in Florida on August 20, 1990. It is a wholly-owned subsidiary of Empire Financial Holding Company (the "Parent"). The Company acts as principal in providing order execution services for independent broker dealers and for its proprietary account. Additionally, the Company is a retail securities broker dealer and has an affiliated corporation, Empire Investment Adviser, Inc., which is an investment advisor registered with the Securities and Exchange Commission. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD"). All securities transactions are cleared through a non-affiliated clearing broker dealer on a fully disclosed basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents – The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less, to be cash equivalents.

Securities owned and securities sold, not yet purchased – Securities owned and securities sold, not yet purchased, which are readily marketable, are recorded at market value with unrealized gains and losses reflected in income. Securities which are not readily marketable are recorded at estimated fair value as determined by management.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment are provided utilizing the double declining balance method over the estimated useful lives of the related assets.

Securities transactions – Securities transactions and the related revenues and commissions are recorded on a trade date basis.

Advertising – Advertising costs are expensed as incurred.

Income taxes – The Company is included in the federal income tax return filed by the Parent. Federal and state income taxes are allocated as if the Company filed on a separate return basis.

The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of securities and the valuation allowance applicable to deferred tax assets. Actual results can differ from those estimates.

Fair value of financial instruments – The financial instruments of the Company are reported in the accompanying statement of financial condition at their carrying values, which approximate their fair values due to their short-term nature.

3. CLEARING AGREEMENT

The Company has a clearing agreement with an unaffiliated clearing broker. Under the agreement, the clearing broker provides the Company execution and clearing services on a fully disclosed basis. The Company had $1,533,774 in its deposit account with its clearing broker at December 31, 2006, and is required to maintain a minimum deposit of $100,000.

4. PROPERTY AND EQUIPMENT

At December 31, 2006, property and equipment consists of the following:

		Estimated useful lives
Equipment	$130,870	5-7 years
Computers	340,371	5 years
Furniture and fixtures	128,032	7 years
Subtotal	599,273	
Less: accumulated depreciation	(268,797)	
	$330,476	

Depreciation expense charged to income was $121,861 in 2006.

5. NOTES RECEIVABLE

The Company has advanced funds to the owner of an independent office on Long Island, New York processing its business through the Company. The Company has also made advances to certain registered representatives in its Company owned offices in San Francisco, CA and Boca Raton and Longwood, Florida. The notes receivable, by location, at December 31, 2006, were as follows:

	Amount
Long Island office	$ 4,162,856
San Francisco office	595,000
Boca Raton office	25,000
Longwood office	9,722
Total notes receivable	$ 4,792,578

Long Island note– Principal and interest payments on the Long Island note are paid from the override commission and fees generated by the registered representatives of the Long Island office. The note payments are calculated using an amount that represents, the difference between commission payments to the registered representatives in that location and, ninety percent of gross commissions generated. Payments will also include 50% of the income generated from the office's transaction charges. The note carries a 10% interest rate and matures on October 5, 2008 unless otherwise extended by mutual agreement. At December 31, 2006, the note was credited with payments of $796,253.

Company office notes– These notes carry a 10% interest rate and are due on demand.

6. INCOME TAXES

The federal and state income tax provision for the year ended December 31, 2006 is summarized as follows:

Current:	
Federal	$249,000
State	55,000
	$304,000
Deferred:	
Federal	472,000
State	80,000
	552,000
Total provision for income taxes	$856,000

6. INCOME TAXES (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the Company had incurred substantial losses in prior periods that caused management to doubt, based on the available objective evidence, whether it was more likely than not that the tax benefits would be fully realizable. Accordingly, the Company had provided for full valuation allowance against its net deferred tax assets. During the year ended December 31, 2005 the Company eliminated the valuation allowance that had been recorded because management believes that, based on current operating and future projections, the benefits arising from the deferred tax assets will be realized. The components of the Company's deferred tax assets at December 31, 2006 are as follows:

Deferred tax assets:	
Net operating losses carryforwards	$1,137,000
Amortization of intangibles	585,000
	$1,722,000
Deferred tax liabilities-value of warrants	(349,000)
Net deferred tax assets	$1,373,000

7. RELATED PARTY TRANSACTIONS

The Company shares office facilities, staff and office equipment with its Parent and a subsidiary of the Parent (the "Affiliate"). The Company recorded as its portion of rent and telephone expense approximately $189,000 and $200,000, respectively during the year ended December 31, 2006.

The president and chief financial officer of the Company provide services to the Parent as well as to the Company. The Company has analyzed the amount of time spent by each officer and has determined that these officers spend approximately 50% of their time on each entity. Accordingly, the Company allocated approximately $295,000 to the Parent, which includes payroll taxes and employee benefits. All other expenses relating to the Company, the Parent and the Affiliate are paid directly by each entity.

As of December 31, 2006, the amount due to an affiliate for reimbursement of operating expenses was $198,796.

Marketable securities owned include a market value of $1,316,512 for securities which were received as a result of the Company calling secured demand notes receivable totaling $1,348,357 due from two of its employees to recover trading losses incurred by them in the same amount for the year ended December 31, 2006. The recovered trading losses are included in trading income for the year ended December 31, 2006. The recovered trading losses related primarily to short sales of stock and were comprised of realized losses totaling $1,089,733 and unrealized losses of $258,624. (See note 9.)

Also during the year, the Parent contributed $5,154,000 as paid-in-capital.

8. COMMITMENTS AND CONTINGENCIES

During 2005, the Company received and executed a settlement offer from the Securities and Exchange Commission. This settlement offer resolved an enforcement action that was brought against us, in May of 2004, for trading mutual fund shares on behalf of clients.

In connection with the settlement, the Company has deposited $350,000 into an escrow account pending ratification by the SEC's main in office in Washington D.C. Pursuant to an agreement with a former officer the Company has recovered $75,000 of the amount placed in escrow. This escrow payment is represented in the Statement of Financial Condition at December 31, 2006 as cash in escrow. The corresponding liability of $350,000 is reflected in accrued expenses and other liabilities.

On February 6, 2006, the Company received a letter from the National Association of Securities Dealers ("NASD") stating that they intended to recommend that disciplinary action be brought against the Company for failing to maintain the minimum net capital required by Securities Exchange Act ("SEA") Rule 15c3-1. The letter states that from September 2003 until February 14, 2005, that the Company, acting through it former Financial and Operations Principal ("FINOP") prepared and submitted materially inaccurate Financial and Operational Combined Uniform Single Report ("FOCUS Reports"). The NASD letter further states that the firm acting through it former FINOPs prepared and maintained materially inaccurate net capital computations in violation of NASD rules. Also during the period beginning in September of 2003 until December of 2004, the Company implemented a material change in business operations by increasing the number of equity securities in which it made a market from 136 to 1,427 without filing an application for approval with the NASD thus violating NASD regulations.

On April 25, 2006, the Company notified the NASD and SEC that as a result of a routine examination of the Company in April 2005, the Company was under the minimum net capital requirement for that period. It was determined that the trading operation was not properly terminating, in the computer trading platforms, the stocks in which the Company makes a market. The technical error made it appear the Company was making a market in between 39 and 78 more stocks. The Company also utilized a restricted stock position for net capital purposes that was eligible to become unrestricted but the Company had not yet submitted the documents to the transfer agent to have it cleared.

The Company has met with the NASD concerning both net capital issues discussed above. There has been no resolution to the matter as of February 28, 2007. Management believes any action or settlement will not be material in relation to the net worth of the Company.

Customer Complaints and Arbitration

From time to time, the Company can be a defendant or co-defendant in arbitration matters incidental to its retail brokerage services business. The Company may contest the allegations of the complaints in these cases and carries error and omission insurance policy to cover such incidences. The policy terms require that the Company pay a deductible of $100,000 per incident. In the opinion of management, based on discussions with legal counsel, the outcome of any pending matters will not result in a material adverse affect on the financial position or results of operations of the Company or its subsidiaries.

8. COMMITMENTS AND CONTINGENCIES (continued)

The Company's subsidiaries' business involves substantial risks of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dissatisfied clients for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years there has been an increasing incidence of litigation involving the securities industry, including class actions which generally seek rescission and substantial damages. In the ordinary course of business, the Company and its principals are, and may become a party to additional legal or regulatory proceedings or arbitrations.

The Company leases its office facilities and branch offices under operating lease agreements. Rent expense totaled $530,293 for the year ended December 31, 2006.

The following is a schedule by year of future lease commitments:

Year Ending December 31	Amount
2007	$ 687,273
2008	645,502
2009	656,914
2010	542,802
2011	233,379
	$2,765,870

9. NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related ratio of aggregate indebtedness to net capital, as defined, may fluctuate on a daily basis.

At December 31, 2006, the Company had net capital of $1,489,274 which exceeded the minimum net capital requirement by $967,774. The Company's ratio of aggregate indebtedness to net capital was 1.12 to 1. The Company claims exemption under rule 15c3-3 under paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

On August 11, 2006, the Company was notified by the NASD that the NASD considered the secured notes receivable from employees totaling $1,348,357 (see note 7) as non allowable assets which would have placed the Company in a net capital violation. Although the Company disagreed, as a result of the notification from the NASD, on August 11, 2006, the Company called the demand notes and ordered its clearing company to sweep the securities pledged as collateral for the notes from a segregated account and deposit the securities in the name of the Company in the Company's general marketable securities account.

9. NET CAPITAL REQUIREMENTS (continued)

Furthermore, pursuant to a request by the NASD, the Company also filed a net capital warning notification under Exchange Act Rule 17a 11 with the SEC and NASD on August 11, 2006.

10. OFF BALANCE SHEET RISK

Retail customer transactions are cleared through the clearing broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the clearing broker may charge the Company for any loss incurred in satisfying the customer obligations. Additional credit risk occurs if the clearing broker does not fulfill its obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

In addition, the Company has sold securities which it currently does not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006 at the market values of the securities and will incur a loss if the market value decreases subsequent to December 31, 2006.

11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Cash in bank accounts at times exceeds the FDIC insurable limit of $100,000. The Company has not experienced any previous losses due to this policy.

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholder's equity		$12,734,490
Deductions:		
Non-allowable assets:		
Notes receivable	$ 4,792,578	
Other receivables	551,026	
Prepaid expenses	598,722	
Due from affiliated company	878,647	
Furniture and equipment, net	330,476	
Securities not readily marketable, at estimated fair value	872,285	
Deferred tax assets	1,373,000	
Total non-allowable assets		9,396,734
Net capital before haircuts on securities positions		3,337,756
Haircuts on securities positions		1,886,539
Net capital		1,451,217
Aggregate indebtedness:		
Accrued expenses and other liabilities	1,467,675	
Due to parent	198,796	
Total aggregated indebtedness	1,666,471	
Computation of basic net capital requirement:		
6 2/3% of aggregate indebtedness	111,104	
Minimum dollar net capital requirement (based on the number securities in which the Company makes a market.)	521,500	
Basic net capital requirement		521,500
Net capital in excess of required minimum		$ 929,717
Excess net capital at 1,000%		$ 1,284,570
Ratio of aggregate indebtedness to net capital		115%

RECONCILIATION:

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2006)	
Net capital, as reported in Company's Part II, as amended	$1,451,217
Net capital, per December 31, 2006 audited report, as filed	$1,451,217

EMPIRE FINANCIAL GROUP, INC.
(A WHOLLY OWNED SUBSIDIARY OF EMPIRE FINANCIAL HOLDING COMPANY)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION
RULE 15c-3-3
AS OF DECEMBER 31, 2006

Empire Financial Group, Inc. is not required to file the above schedules as it claims exemption from Rule 15c3-3 under Paragraph (k)(2)(ii) of the Rule as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.



MillerEllin / company LLP

Certified Public Accountants

750 Lexington Avenue
New York, NY 10022-1200

212 750 9100 phone
212 750 2727 fax
mec@millerellin.com e-mail

To the Stockholder
Empire Financial Group, Inc.
Longwood, Florida

We have audited the financial statements of Empire Financial Group, Inc. (a wholly-owned subsidiary of Empire Financial Holding Company), for the year ended December 31, 2006, and have issued our report thereon dated February 26, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by U.S. generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Empire Financial Group, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule l5c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule l7a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of' Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Empire Financial Group, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Miller, Ellin + Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 28, 2007

END